UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Seritage Growth Properties

(Name of Issuer)

Class A common shares of beneficial interest, par value $0.01 per share

(Title of Class of Securities)

81752R100

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81752R100

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,159,576 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,159,576 (1)
	10.	Shared Dispositive Power 1,396,137 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,555,713 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 723,498 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.
(2)	Includes 865,522 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.
(3)	Based upon 25,825,651 Class A Shares and 1,589,020 Class B Shares outstanding as of October 31, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, that was filed by the Issuer with the SEC on November 4, 2016.

CUSIP No. 81752R100

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,159,576 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,159,576 (1)
	10.	Shared Dispositive Power 1,396,137 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,555,713 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 723,498 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.
(2)	Includes 865,522 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.
(3)	Based upon 25,825,651 Class A Shares and 1,589,020 Class B Shares outstanding as of October 31, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, that was filed by the Issuer with the SEC on November 4, 2016.

CUSIP No. 81752R100

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,159,576 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,159,576 (1)
	10.	Shared Dispositive Power 1,396,137 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,555,713 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3% (3)
14.	Type of Reporting Person (See Instructions) CO

(1)	Includes 723,498 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.
(2)	Includes 865,522 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.
(3)	Based upon 25,825,651 Class A Shares and 1,589,020 Class B Shares outstanding as of October 31, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, that was filed by the Issuer with the SEC on November 4, 2016.

CUSIP No. 81752R100

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,555,713 (1)(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,159,576 (1)
	10.	Shared Dispositive Power 1,396,137 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,555,713 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 723,498 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.
(2)	Includes 865,522 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.
(3)	Based upon 25,825,651 Class A Shares and 1,589,020 Class B Shares outstanding as of October 31, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, that was filed by the Issuer with the SEC on November 4, 2016.

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to Class A common shares of beneficial interest, par value $0.01 per share (“Class A Shares”), of Seritage Growth Properties, a Maryland real estate investment trust (the “Issuer”). This Amendment amends the Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) by ESL Partners, L.P., a Delaware limited partnership (“Partners”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meaning given to them in the Schedule 13D, as previously filed with the SEC.

Item 2. Identity and Background.

Item 2(a) is hereby amended and restated in its entirety as follows:

“(a) This Schedule 13D is being filed by Partners, RBS, ESL, and Mr. Lampert by furnishing the information set forth below. Partners, RBS, ESL and Mr. Lampert are collectively defined as the “Reporting Persons.”

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of ESL (the “ESL Directors and Officers”). Other than the ESL Directors and Officers, there are no persons or corporations controlling or ultimately in control of ESL.”

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“On December 27, 2016, the Issuer issued a press release announcing that the Issuer’s subsidiary, Seritage Growth Properties, L.P. (the “Operating Partnership”), has executed a non-binding term sheet with ESL pursuant to which the Operating Partnership may obtain a new $200 million unsecured term loan facility (the “Facility”) from ESL. There can be no assurance that the financing will be consummated.

The proceeds of the financing, if effected, would be used, among other things, to fund redevelopment projects and for other general corporate purposes. The Facility, which is expected to be undrawn at closing, would be subject to minimum draw increments and a maximum draw schedule, each to be set forth in definitive documentation. The Facility would bear a base interest rate of 6.50% per annum (subject to step up to 8.00% under certain conditions), would mature on December 31, 2017 and would be prepayable at any time without premium or fee. Financial covenants would include leverage and net worth tests consistent with those included under the Issuer’s existing mortgage loan facility. A 0.50% commitment fee would be payable on the maximum principal amount of the Facility at closing. The Operating Partnership would have the right to syndicate the Facility, subject to ESL’s consent (not to be unreasonably withheld or delayed), and an additional 0.50% would be payable if certain syndication thresholds are not met within specified time periods.

The terms of the Facility were approved by the Issuer’s Audit Committee and the Issuer’s Board of Directors (with Mr. Lampert recusing himself).

The foregoing discussion does not purport to be complete and is qualified in its entirety by reference to the news release announcing the Facility, which is attached as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 27, 2016.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of December 27, 2016, the Reporting Persons may be deemed to beneficially own the Common Shares of the Issuer set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES		SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	2,555,713	(1)(2)	9.3	% (3)	1,159,576	(1)	0	1,159,576	(1)	1,396,137	(2)
RBS Partners, L.P.	2,555,713	(2)(4)	9.3	% (3)	1,159,576	(4)	0	1,159,576	(4)	1,396,137	(2)
ESL Investments, Inc.	2,555,713	(2)(5)	9.3	% (3)	1,159,576	(5)	0	1,159,576	(5)	1,396,137	(2)
Edward S. Lampert	2,555,713	(2)(6)	9.3	% (3)	2,555,713	(2)(6)	0	1,159,576	(6)	1,396,137	(2)

(1)	This number includes 436,078 Class A Shares and 723,498 Class B common shares of beneficial interest of the Issuer, par value $0.01 per share (“Class B Shares”) held by Partners, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of limited partnership interests (“OP Units”) of the Operating Partnership. Pursuant to the agreement of limited partnership of the Operating Partnership (the “OP Agreement”), the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.
(2)	This number includes 530,615 Class A Shares and 865,522 Class B Shares held by Mr. Lampert, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed. Partners has entered into the Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities beneficially owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.
(3)	This is based upon 25,825,651 Class A Shares and 1,589,020 Class B Shares outstanding as of October 31, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, that was filed by the Issuer with the SEC on November 4, 2016.
(4)	This number includes 436,078 Class A Shares and 723,498 Class B Shares held by Partners, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed. RBS is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, Partners.
(5)

This number includes 436,078 Class A Shares and 723,498 Class B Shares held by Partners, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units.

Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed. ESL is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, RBS.
(6)	This number includes 436,078 Class A Shares and 723,498 Class B Shares held by Partners, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities beneficially owned by, ESL.

(c) There have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“Pursuant to the terms of the limited partnership agreement of Partners (as amended, the “Partners LPA”), RBS, as the general partner of Partners, may satisfy withdrawal requests of redeeming limited partners of Partners (the “Redeeming LPs”) in cash and/or partnership assets other than cash, at the discretion of RBS. In partial satisfaction of current withdrawal requests, RBS may distribute OP Units, on a pro rata basis, to the Redeeming LPs. On December 23, 2016, the Issuer’s Audit Committee, in the Issuer’s capacity as the general partner of the Operating Partnership, approved (a) a limited, one-time waiver of the one-year holding period of the OP Units (required under the OP Agreement) for any Redeeming LPs who may receive OP Units, and (b) a waiver of the requirement under the OP Agreement that any transfer of OP Units be made on the first day of any month.

The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed on July 17, 2015).

99.2	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D filed on July 17, 2015).

99.3	Agreement of Limited Partnership of Seritage Growth Properties, L.P., dated July 7, 2015, by and among Seritage Growth Properties, ESL Partners, L.P. and Edward S. Lampert (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on July 10, 2015).

99.4	Registration Rights Agreement, dated as of July 7, 2015, by and among Seritage Growth Properties, ESL Partners, L.P., Edward S. Lampert and solely for purposes of Section 7.1, Seritage Growth Properties, L.P. (incorporated herein by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on July 10, 2015).

99.5	Articles of Amendment and Restatement of Seritage Growth Properties (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on July 10, 2015).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2016	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

EDWARD S. LAMPERT

	By:	/s/ Edward S. Lampert

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed on July 17, 2015).

99.2	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D filed on July 17, 2015).

99.3	Agreement of Limited Partnership of Seritage Growth Properties, L.P., dated July 7, 2015, by and among Seritage Growth Properties, ESL Partners, L.P. and Edward S. Lampert (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on July 10, 2015).

99.4	Registration Rights Agreement, dated as of July 7, 2015, by and among Seritage Growth Properties, ESL Partners, L.P., Edward S. Lampert and solely for purposes of Section 7.1, Seritage Growth Properties, L.P. (incorporated herein by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on July 10, 2015).

99.5	Articles of Amendment and Restatement of Seritage Growth Properties (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on July 10, 2015).

ANNEX A

The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of ESL Investments, Inc. are set forth below. If no address is given, the director’s or executive officer’s principal business address is 1170 Kane Concourse, Suite 200, Bay Harbor Islands, Florida 33154.

Name and Business Address	Principal Occupation	Citizenship
Edward S. Lampert	Director, Chairman and Chief Executive Officer of ESL Investments, Inc. Chairman and Chief Executive Officer of Sears Holdings Corporation Trustee of Seritage Growth Properties	United States

Robert Breyer	Chief Compliance Officer of ESL Investments, Inc.	United States

Harold Talisman	Chief Financial Officer of ESL Investments, Inc.	United States

Kunal Kamlani	President of ESL Investments, Inc. and Director of Sears Holdings Corporation	United States